Exhibit 99.9

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21

Catherine ENCK
Tel. 33 (1) 47 44 37 76

Patricia MARIE
Tel. 33 (1) 47 44 45 90

Paul FLOREN
Tel. : 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel. : 33 (1) 47 44 47 49

Bertille ARON
Tel. : 33 (1) 47 44 67 12

Laurence FRANCISCO
Tel. : 33 (1) 47 44 51 04

Mary DWYER
Tel. : 33 (1) 47 44 21 19

Isabelle CABROL
Tel. : 33 (1) 47 44 64 24

Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55

Franklin BOITIER
Tel. : 33 (1) 47 44 59 81

TOTAL S.A.
Capital 6 491 182 360 euros
542 051 180 R.C.S. Nanterre

www.total.com

FOR IMMEDIATE RELEASE

Norway, North Sea: Start-up of Skirne Field

Paris, March 3, 2004 – Total announces the start of production from the Skirne gas and condensate field in Block 25/5 (PL 102), located around 140 kilometres northwest of Stavanger Norway.

Discovered in 1990, the Skirne field consists of two sub-sea wells, Skirne and Byggve, tied back to the Heimdal platform. Planned plateau production is 150 million cubic feet per day of gas, and 6,900 barrels per day of condensate.

The Skirne project confirms Total’s commitment in the North Sea to investing in the exploration and development of fields that permit the maximum utilization of existing infrastructures.

Total is the operator with a 40% interest; partners in the project include Marathon (20%), Petoro (30%) and Norsk Hydro (10%).

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Total is the fourth largest oil and gas company in the world with operations in more than 130 countries. Total’s activities cover the whole energy chain of the petroleum industry: exploration, oil and gas production, refining and marketing, trading and power generation. The Group is also a major player in chemicals through its chemicals branch, Atofina. Total has 121,500 employees worldwide. More information can be found on the company’s website: www.total.com